  Exhibit 99.1

High Tide Reports First Quarter 2026 Financial Results Featuring Record Revenue Exceeding $700 Million Annualized

Canna Cabana Remains the Largest Cannabis Retailer in Canada with 220 Current Locations

The Company Reiterates its Long-Term Goal to Exceed 350 Locations Across Canada

•	The Company Generated $2.9 Million in Free Cash Flow During the Quarter, Marking Significant Improvements Year Over Year and Sequentially. Over the Past 12 Months, the Company Has Generated $16.8 Million in Free Cash Flow
•	Canadian Cabana Club Members Now Exceed 2.58 Million, Up 47% Year Over Year, Marking the Fastest Pace in 10 Quarters and Remains the Largest Cannabis Loyalty Program Globally
•	ELITE Members in Canada Have Surpassed 162,000, Up 100% Year Over Year
•	High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars,[1] and Continues to Hold a Leading 12% Share of the Cannabis Retail Market Across the Five Provinces in Which the Company Has a Presence, Up from 11% in the Same Period Last Year[2]
•	Despite the Volume of Biomass Still in Portugal Waiting to be Released, Remexian Pharma GmbH Was Able to Significantly Increase its Market Share of German Imports From 6.5% for the Three Months Ended September 2025 to 10.3% for the Three Months Ended December 2025[3]

CALGARY, AB, March 17, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the first fiscal quarter of 2026 ended January 31, 2026, the highlights of which are included in this news release. The full set of unaudited condensed interim consolidated financial statements for the three months ended January 31, 2026 and 2025 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov/edgar.

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[1] Based on reporting by New Cannabis Ventures as of December 16, 2025. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) - for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[2] Based on publicly available store count data for December 2025 and January 2026 in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[3] Source: Germany's Federal Institute for Drugs and Medical Devices (BfArM) and internal Company data

"We delivered another quarter of solid results, highlighted by record revenue, record gross profit, and positive free cash flow. Our innovative discount club model, built around customer loyalty, continues to be the backbone of our success. Cabana Club membership keeps growing rapidly, and our stores continue to outperform peers, while our core bricks-and-mortar segment achieved its fifth consecutive quarter of sequential gross margin improvement."

"Internationally, our German business is gaining strong momentum. The first full fiscal quarter following our acquisition of Remexian exceeded our expectations, and since quarter-end we have seen further improvements in both revenue and margins. As we begin to realize success in Germany, we are also exploring additional international opportunities, including the United Kingdom, where we are engaging with major industry participants with the goal of entering the market through a potential M&A transaction within the next 12 months."

"In the United States, our e-commerce businesses are beginning to show encouraging signs of recovery, with sequential revenue growth for the first time in two years. More importantly, we are positioning ourselves for what we believe could become a meaningful opportunity as regulations evolve around Medicare and Medicaid coverage for CBD products."

"With strong momentum in Canada, expanding international opportunities, and improving prospects in the United States, the future for High Tide is bright and increasingly global. I want to thank our entire team for their outstanding execution and dedication."

- Raj Grover, Founder and Chief Executive Officer of High Tide

First Fiscal Quarter 2026 - Financial Highlights:

•	Revenue was a record $178.3 million for the three months ended January 31, 2026 compared to $142.5 million during the same period last year, an increase of 25% year over year, representing the fastest growth rate in 10 quarters. Revenue was up 9% sequentially during the the three months ended January 31, 2026. This was the third consecutive quarter marking a new all-time high in revenue.
•	Gross profit was a record $44.4 million for the three months ended January 31, 2026, up 25% year over year and up 4% sequentially.
•	Gross margin was 25% for the three months ended January 31, 2026, which was consistent year over year and compared to 26% sequentially. The margins in the Company's core bricks-and-mortar segment, which generated 84% of its revenue, increased sequentially for the fifth consecutive quarter, reaching 28%. As previously communicated, gross margins in its medical cannabis distribution segment were impacted by older biomass in Portugal which is being liquidated at prices lower than usual given their limited time to expiry. The Company expects to see improvements in gross margins in this segment starting in the second fiscal quarter of 2026, as biomass procured from Canada at best in class terms begins flowing through the supply chain and showing up in financial results.
•	Adjusted EBITDA was $11.5 million in the three months ended January 31, 2026 representing the second-highest quarter ever, and compared to $7.1 million year over year, marking the fastest growth rate in eight quarters, and $12.4 million sequentially.
•	The Company generated $2.9 million in free cash flow in the three months ended January 31, 2026, representing a significant improvement from $(1.9) million year over year, and $1.3 million sequentially. During the past four quarters, the Company has generated $16.8 million in free cash flow.
•	General and administration expenses represented 4.1% of revenue in the three months ended January 31, 2026, which improved from 4.6% during the previous year, and 4.3% sequentially, and was the lowest level in six quarters.
•	Salaries, wages, and benefits represented 11.8% of revenue in the three months ended January 31, 2026, which improved from 12.3% year over year and compared to 11.5% sequentially.
•	During the first fiscal quarter, the Company generated a net loss of $0.4 million, which represented meaningful improvements from a net loss of $2.7 million year over year and a net loss of $46.7 million sequentially, which was impacted by non-cash impairment expenses and charges related to changes in derivative liabilities.
•	Cash and cash equivalents, including restricted cash, as at January 31, 2026 totaled $46.4 million, which compared to $33.3 million in the prior year, and $47.9 million sequentially.

Quarterly Financial Performance (CNW Group/High Tide Inc.)

First Fiscal Quarter 2026 - Retail Highlights:

•	Canadian Cabana Club membership has surpassed 2.58 million, an increase of 47% year over year, the fastest pace of growth in ten quarters, and remains the largest cannabis loyalty program globally. The Company has also exceeded 162,000 ELITE members in Canada, an increase of 100% year over year.
•	Global Cabana Club membership, including Canada, has surpassed 6.65 million, up 17% year over year. This includes over 171,000 ELITE members, which grew by 100% year over year.
•	The average Canna Cabana store generated 1.9x revenue versus peers.[4]
•	Same-store sales were up 0.5% year over year in the first fiscal quarter of 2026, and down 1.3% sequentially on a daily basis. The Company notes that sales were negatively impacted by extremely harsh weather conditions in Ontario during January. Since the launch of its discount club model in October 2021, same store sales at Canna Cabana are up 149% while the average operator has experienced flat sales.[5]
•	Canna Cabana reached a 12% market share, up from 11% in the previous year.[6]
•	Canna Cabana had a shrink rate of 0.3% during the three months ended January 31, 2026.
•	Excluding stores open less than six months, annualized retail sales per square foot were $1,728 across the Canna Cabana store network during the first fiscal quarter of 2026, which was 4% lower year over year and 3% sequentially, having been impacted by harsh weather in Ontario. This was higher than many best-in-class international retailers.
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[4] For the month of December 2025, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[5] Calculated by chaining monthly data, and based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[6] For the months of November 2025 and December 2025, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators

First Fiscal Quarter 2026 - Operational Highlights (November 1, 2025 - January 31, 2026):

•	The Company opened seven new Canna Cabana locations across Alberta and Ontario - Scarborough, Kitchener, Nepean, London, Brampton, and two locations in Calgary - bringing the total Canna Cabana store count to 218 locations across Canada as at the end of the quarter.
•	The Company welcomed the Alberta Gaming and Liquor Commission's decision to loosen restrictions on advertising and promotional relationships between licensed retailers and licensed producers.
•	The Company has begun exploring pathways for its U.S. CBD brands, NuLeaf Naturals and FAB CBD, to participate in and capitalize on recently announced U.S. federal initiatives, including the anticipated launch of a Medicare pilot program that would allow eligible seniors to receive CBD products at no cost up to US$500 annually. The Company believes these developments may represent a meaningful growth opportunity for its U.S. CBD platforms and is evaluating strategic initiatives aligned with the emerging federal framework.
•	The Company joined the National Compassionate Care Council in the United States, better positioning it to help shape relevant federal and state level legislative and regulatory reforms related to medical cannabis.
•	The Company notes that its e-commerce segment is showing signs of stabilization, with revenue up 5% sequentially, marking the first sequential quarterly improvement in two years, with the Adjusted EBITDA loss also improving by $0.2 million.

Subsequent Events (February 1, 2026 - Present):

•	The Company opened two new Canna Cabana locations in Ontario - Scarborough and Sarnia - bringing the total Canna Cabana store count to 220 locations across Canada.
•	The Company announced the appointment of Kathleen Skerrett and Menashe Kestenbaum as directors of the Company, and the appointment of David Wallach and Filip Ernest as members of the Company's Advisory Board.

First Fiscal Quarter 2026 - Medical Cannabis Update

•	The first fiscal quarter of 2026 marked High Tide's first full quarter operating in the medical cannabis sector following its acquisition of a majority stake in Remexian.
•	The segment generated revenue of $25.0 million during the first fiscal quarter of 2026, marking an improvement versus $9.8 million in revenue for the two months for which the segment contributed to financial results during the fourth fiscal quarter of 2025. The Company notes that the segment has shown continued growth subsequent to the end of the first fiscal quarter. In February, Remexian sold 2.6 tonnes of medical cannabis, generating revenue of #eu#7.5 million (C$12 million) with a preliminary gross margin of 20%.
•	Total industry imports of medical cannabis into Germany reached 201 tonnes in 2025, a 176% increase compared to 73 tonnes in the prior year.[7]
•	Canada was the leading country of origin, accounting for 93 tonnes, nearly 50% of total German imports. Portugal ranked second at 55 tonnes, which frequently serves as an intermediary supplier of Canadian medical cannabis products.[8]
•	Despite the volume of biomass still in Portugal waiting to be released, Remexian was able to significantly increase its market share of German imports from 6.5% for the three months ended September 2025 to 10.3% for the three months ended December 2025.[9]
•	More than 1 in 7 German pharmacies now offer cannabis for medical use, reflecting continued market expansion.[10]
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[7] Source: Germany's Federal Institute for Drugs and Medical Devices (BfArM)
[8] Source: Germany's Federal Institute for Drugs and Medical Devices (BfArM)
[9] Source: Germany's Federal Institute for Drugs and Medical Devices (BfArM) and internal Company data
[10] Source: German Cannabis Business Association (BvCW)

Selected financial information for the Three Months Ended January 31, 2026:
(Expressed in thousands of Canadian Dollars)

	Three Months Ended January 31,
	2026	2025	Change
	$	$	∆
Free cash flow(i)	2,939	(1,900)	255%
Net cash provided by operating activities	5,860	682	759%
Revenue	178,329	142,461	25%
Gross profit	44,409	35,440	25%
Gross profit margin(ii)	25%	25%	- %
Operating expense(iii)	(33,642)	(28,351)	19%
Operating expense as a % of revenue(iv)	19%	20%	(1) %
Total expenses	(42,038)	(35,373)	19%
Income from operations	2,371	67	- %
Adjusted EBITDA(v)	11,457	7,089	62%
Adjusted EBITDA as a percentage of revenue(vi)	6%	5%	1%
Net loss	(352)	(2,689)	87%
Basic and diluted income (loss) per share	0.01	(0.03)	- %

i.	Free cash flow is a non-IFRS financial measure prepared based on the calculation below.
ii.	Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
iii.	Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
iv.	Operating expense as a % of revenue is a non-IFRS financial measure. This metric is calculated as operating expense divided by revenue.
v.	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found below.
vi.	Adjusted EBITDA as a percentage of revenue is a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:
	2026		2025			2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net (loss) Income	(352)	(46,711)	832	(2,836)	(2,689)	(4,802)	825	171
Income/deferred tax recovery (expense)	40	(178)	69	46	38	(153)	671	(878)
Accretion and interest	3,155	1,213	1,795	1,950	2,101	2,308	1,681	1,712
Depreciation and amortization	8,026	6,503	6,080	5,880	5,847	5,362	5,678	7,505
EBITDA(i)	10,869	(39,173)	8,776	5,040	5,297	2,715	8,855	8,510
Inventory fair value	690	865	-	-	-	-	-	-
Foreign exchange (gain) loss	(144)	333	120	114	(13)	5	19	(5)
Transaction and acquisition costs	2,958	2,682	881	1,616	630	773	12	1,314
Other (gain) loss	-	(41)	(1)	42	-	(874)	6	337
Impairment loss	-	23,564	-	-	-	4,964	-	-
Share-based compensation	370	668	824	1,250	1,175	750	881	549
Gain on revaluation of debenture	-	-	-	-	-	-	-	(240)
(Gain) loss on fair value change in derivative liability	(3,286)	23,516	43	-	-	(88)	(159)	(110)
Gain on extinguishment of financial liability	-	-	-	-	-	-	-	(314)
Adjusted EBITDA(i)	11,457	12,414	10,643	8,062	7,089	8,245	9,614	10,041
Adjusted EBITDA margin(ii)	6%	8%	7%	6%	5%	6%	7%	8%
i.	EBITDA and Adjusted EBITDA are non-IFRS financial measures.
ii.	Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash flow from operating activities	5,486	6,599	8,231	4,686	4,644	6,179	8,928	8,032
Changes in non-cash working capital	374	(2,321)	2,419	3,569	(3,961)	3,473	(2,715)	4,777
Net cash provided by operating activities	5,860	4,278	10,650	8,255	683	9,652	6,213	12,809
Sustaining capex(i)	(286)	(345)	(460)	(692)	(361)	(533)	(279)	(528)
Lease liability payments	(2,635)	(2,610)	(2,508)	(2,667)	(2,222)	(3,211)	(2,842)	(2,898)
Free cash flow(ii)	2,939	1,323	7,682	4,896	(1,900)	5,908	3,092	9,383
Free cash flow - trailing twelve months	16,840	12,001	16,586	11,996	16,483	21,991	21,770	22,729

i.	Sustaining capex is a non-IFRS measure.
ii.	Free cash flow is a non-IFRS measure.

OUTLOOK

Bricks-and-Mortar Retail

High Tide's wholly owned subsidiary, Canna Cabana, is the largest cannabis retail chain in Canada with 220 current operating locations. The Company anticipates that it will advance toward its long-term goal of surpassing 350 locations nationwide by opening another 20-30 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes.

The Company continues to expand its white label cannabis product portfolio under its flagship Queen of Bud and Cabana Cannabis Co. brands, reaching 35 SKUs across the Canna Cabana store network as at the end of the first fiscal quarter. The Company is also developing several new offerings to further grow its white label portfolio. Currently, white label cannabis SKUs represent approximately 1.6% of the Company's total bricks-and-mortar cannabis sales. Over the long term, the Company anticipates significant growth in its white label portfolio and expects sales of its higher-margin white label brands to reach approximately 20% of total sales.

Cabana Club & ELITE

The Company's Cabana Club and ELITE loyalty programs, which remain the largest such cannabis loyalty programs in the world, continue to expand at a rapid pace across Canada. Cabana Club membership has now surpassed 2.58 million members in Canada, which is up 47% in the past year. Over the long term the Company anticipates exceeding 3 million Cabana Club members in Canada. Globally, the Company has now surpassed 6.65 million Cabana Club members. ELITE, the paid membership tier now exceeds 162,000 members in Canada - after growing by 100% year over year - and 171,000 worldwide, with additional members being onboarded daily. The Company's long term goal is to have 1 million ELITE members within the Cabana Club. ELITE members tend to shop more frequently and in larger quantities than base tier members.

United States

Consistent with its prior disclosure, the Company has been evaluating various alternatives regarding its e-commerce division, which currently represents 2% of its consolidated revenue. The Company is pleased to report that its e-commerce businesses are beginning to show encouraging signs of recovery sequentially, with revenue increasing and improvements across the business.

On December 18, 2025, U.S. President Donald Trump signed an Executive Order advancing the rescheduling of cannabis and announced that the Centers for Medicare & Medicaid Services is expected to launch a pilot program allowing seniors who are Medicare beneficiaries to receive CBD products at no cost up to US$500 per year. In response, the Company, and its leading U.S. hemp-derived CBD subsidiary, NuLeaf Naturals, have become founding members of the U.S. National Compassionate Care Council, which aims to play a significant role in bridging the nexus between patients, researchers and policy makers.

Europe

As noted previously, gross margins in the medical cannabis distribution segment were impacted by the liquidation of older biomass in Portugal at below-average prices due to limited time to expiry. Nonetheless, in the first fiscal quarter of 2026, Remexian generated $25 million in revenue, which is nearly 70% higher than the pace of the prior quarter. And in February 2026, distribution from Remexian was 2.6 tonnes, and represented the highest revenue generating month - with revenue surpassing $12 million - since the Company acquired a majority stake in Remexian in September 2025. The Company expects gross margin improvement beginning in the second quarter of 2026, as Canadian biomass procured at best-in-class terms begins flowing through the supply chain.

Given the Company's intention to expand into other European countries, it continues to deepen its understanding of the United Kingdom market and its key players, and anticipates entering the market within the next 12 months through a merger or acquisition.

Free Cash Flow

The Company continues to gain strong traction in its strategic objective of procuring additional supply for Remexian and remains optimistic that sales will accelerate in the coming quarters, supported by continued momentum in the established German medical cannabis market, and growing interest from other emerging international markets.

The Company highlights the significantly increased level of revenue at Remexian since its acquisition in September 2025. The Company is pleased with the segment's growth trajectory and expects Remexian's operations to continue to expand. The Company notes that there is a meaningful delay between paying deposits to suppliers, and when the Company receives cash from its customers in Germany. As such, the Company is evaluating its working capital needs to fund this profitable growth.

ATM PROGRAM QUARTERLY UPDATE

The Company has not issued equity via an ATM Program for the last four fiscal quarters.

During the three months ended January 31, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52. Pursuant to the Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the year ended October 31, 2025.

This ATM Program was effective until July 24, 2025, when the Canadian Shelf Prospectus was withdrawn in order to file a new base shelf prospectus.

On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. The Company's current ATM Program allows the Company to issue up to $100,000 (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSXV.

As at the date the financial statements were authorized for issue, no securities had been issued under the shelf and no at-the-market distribution agreement or prospectus supplement had been entered into.

WEBCAST LINK FOR TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) on Wednesday, March 18, 2026.

https://app.webinar.net/XVw7dN1x5Z6

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154
International Toll Free (Germany): 498005889782

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada with 220 domestic locations and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Manager
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to generate positive free cash flow and remain free cash flow positive for the fiscal year; free cash flow allowing the Company to finance its growth with internal cash flows; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; the ability of the company to use cash generated from existing operations to fund future locations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete any offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; the Company's ability to enter emerging legal cannabis jurisdictions, the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to add 20-30 stores this calendar year and reach its goals of 350 stores nationwide, 1 million ELITE members, and 3 million Cabana Club members in Canada, the timeline for the ending of supply chain disruptions in Portugal related to Remexian; sales from Remexian accelerating; improvements in Remexian's gross margins in Q2 2026; whether additional working capital will be needed to grow Remexian; the ability to remain free cash flow positive for the 2026 fiscal year; the closing of announced acquisitions, the ability of the Company to develop and launch cannabis, white label, and consumption accessory offerings and for sales of its higher-margin white label brands to grow to 20%; the continued stabilization and improvement of e-commerce platforms, the ability to fund store growth internally; the entering of a potential M&A deal and ability of the company to enter the U.K. in the next 12 months; and the ability of the Company and its subsidiaries to capitalize on further federal reforms in the U.S. and elsewhere, including Medicare and Medicaid and for these to be a growth opportunity for the Company.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

High Tide Inc., March 17, 2026 (CNW Group/High Tide Inc.)

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 16:00e 17-MAR-26